November 14, 2007

Timothy L. Buchmiller, Esquire
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       The Black & Decker Corporation
             Annual Report on Form 10-K for the fiscal year ended December 31, 2006
             File No. 333-03593

Dear Mr. Buchmiller:

This letter is in response to your letter dated November 7, 2007, to Mr. Michael D. Mangan, containing the following comment to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006, by The Black & Decker Corporation under the Securities Exchange Act of 1934.

Part III. Item 11. Executive Compensation, page 66

1.

We note your disclosure under “Long-Term Incentive Awards” beginning on page 22 of your proxy statement that payouts are made to your named executive officers under the Performance Equity Plan based on the achievement of earnings per share targets that were established in February 2005 and in February 2006. We also note after those EPS targets were established there was a significant reduction in the number of your outstanding shares of common stock as a result of your share repurchases. In your future filings, please discuss and analyze how the share repurchases factored into the Compensation Committee’s determination as to whether the EPS targets initially established were met.

Timothy L. Buchmiller, Esquire
November 14, 2007

Black & Decker’s Response:

We confirm that, in future filings of our proxy statement, we will discuss and analyze how any share repurchases factored into the Compensation Committee’s determination as to whether the EPS targets established under The Black & Decker Performance Equity Plan were met.

Black & Decker acknowledges that:

o	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the information set forth above, please call me at (410)716-3918.

Very truly yours, /s/ CHARLES E. FENTON Charles E. Fenton Senior Vice President and General Counsel

cc:       Michael D. Mangan
            Senior Vice President and Chief Financial Officer
            The Black & Decker Corporation

             Christina M. McMullen
             Vice President and Controller
             The Black & Decker Corporation

             Christopher R. Johnson
             Miles & Stockbridge P.C.